DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

NO ACT
P.E 4-9-03
1-9819



03056655

April 15, 2003

Todd Emoff
1123 Sleeping Meadow Dr.
New Albany, OH 43054

Act: 1934
Section: 14A-8
Rule:
Public Availability: 4/15/2003

Re: Dynex Capital, Inc.
Reconsideration request dated April 9, 2003

Dear Mr. Emoff:

This is in response to your letter dated April 9, 2003 concerning the shareholder proposal submitted to Dynex by Todd Emoff. On April 4, 2003, we issued our response expressing our informal view that Dynex could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(i)(7). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John M. Oakey III
Williams Mullen
Two James Center
1021 East Cary Street (23219)
P.O. Box 1320
Richmond, VA 23218-1320

CRGA

April 9, 2003

Ms. Jennifer Bowes
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549

Re: DYNEX CAPITAL, Inc.

Dear Ms. Bowes,

On April 4 the Division of Corporation Finance issued a no action letter to Dynex Capital regarding a shareholder proposal that I submitted for inclusion in the Company Proxy statement for consideration at the Dynex 2003 annual meeting. I am writing to you today to bring some new information to bear on this issue and to ask that you reconsider your decision, clearing the way for this proposal to be considered by the shareholders of Dynex.

Dynex sent in a request for a no action letter in this matter on Feb. 4, 2003. I sent in a response on Feb. 12, 2003. One of Dynex's supposed bases for excluding my proposal is the "ordinary business rule". In their Feb. 4 letter the Dynex counsel made multiple false statements and misleading statements. It is my understanding that Dynex bears the burden of proof in that they must prove that they are entitled to exclude my proposal from the Proxy statement. In my letter of Feb. 12, I pointed out some of the false and misleading statements that they made to try to win a no action letter. I urge you to re-read the last full paragraph of the third page of my Feb. 12 letter and the first full paragraph of the fourth page of that letter. I point out there that Dynex's then president was absolutely NOT acting within the scope of the Dynex investment policy statement when he initiated clearly speculative trades in the futures markets. It does not seem possible to me that Dynex can have successfully surmounted the hurdle of bearing the burden of proof based on statements for which they have not offered one shred of proof. Just by making statements that the then president of the Company acted within the investment policy statement does not prove that he did so. Indeed, if they were to attempt to offer proof that the president was operating within the guidelines of the investment policy statement it would be a simple thing for me (or any other shareholder conversant in the derivative instrument involved) to demonstrate conclusively that the then Dynex president was operating quite clearly <u>outside</u> of that policy. Making speculative trades in the futures markets is NOT an ordinary business decision. Whether to do short term rate swaps, short term Libor based trades, Federal Funds based trades, sizes thereof, timing, etc.—these issues are ordinary business decisions. But to put on a speculative bet on the direction of 5 year treasury futures is NOT an ordinary business decision. Nothing in the liability side of the Dynex portfolio relates to 5 year treasury rates. This activity violates the investment policy of the Company. It does not "deal with a matter relating to the company's ordinary business operations" as Dynex's counsel claims relying on Exchange Act Release No. 32-12999 (see p. 4 of their Feb. 4 letter). So what has the Board of Directors of Dynex done to rectify this situation? Nothing. That is why it is so important that this shareholder proposal be allowed to be presented for consideration by the shareholders. The reasons for the Board of Directors taking no action to even attempt to recover the money that the then president of Dynex squandered are not clear to me. I can say that we have all witnessed incredible examples throughout corporate America over the last couple of years of corporate boards not doing a very good job of confronting corporate management when they stray out of bounds in their financial dealings at their companies. What is clear to me is that it is necessary that the shareholders be allowed to effectively give guidance to the Board to show them what the shareholders want done in this situation. I believe that is one of the main purposes of shareholder proposals. I do not believe that Dynex's counsel has come anywhere near sustaining the burden of proof needed to circumvent the operation of the shareholder proposal process in this case. The only thing short of a lawsuit that can keep Dynex management from sweeping this egregious wasting of corporate assets by the former president under the rug is allowing the voice of the shareholders to be heard on this issue.

Some other new information that I did not include in my Feb. 12 letter relates to the overuse by corporations of the "ordinary business operations" rule to exclude shareholder proposals and frustrate the will of the shareholders. It seems that corporations are using this exclusionary rule as a tactic to disenfranchise shareholders from influencing matters at their corporations. In recognition of this the S.E.C. seems to be more inclined of late to restrict corporate usage of the "ordinary business operations" rule. Recent rulings have restricted the rule's use and allowed proposals to stand related to setting corporate officer's pay (Staff Bulletin No. 14A, July 12, 2002). Shareholder proposals relating to social policy issues have also been allowed to stand in the face of the rule. Overuse of the rule by companies to thwart the will of the shareholders evidently gave rise to a speech 6 months ago by then S.E.C. Chairman Pitt where he articulated the problem. Mr. Pitt stated "Indeed, I've asked our Director of Corporation Finance, Alan Beller, to consider a proposal to eliminate the 'ordinary business exception' from the list of reasons that companies can exclude otherwise validly promulgated shareholder proposals. It is my hope that we can eliminate this exception, making shareholder suffrage a reality, and sparing our Staff from trying to resolve what is, or isn't, within the purview of ordinary business issues facing public companies." (speech to the Council of Institutional Investors, reported in Sept. 25, 2002 issue of Social Funds.com). I realize that Mr. Pitt has departed as Chairman and that the "ordinary business" rule is still on the books. But the proposal by Mr. Pitt to totally eliminate this rule speaks volumes. It shows a recognition that this rule has been abused by corporations to squelch legitimate shareholder concerns. It shows that the S.E.C. has deep concerns about this. Therefore, I think that, though the rule still exists, companies that attempt to use this device to crush shareholder dissent should be subject to a very high bar as far as clearly proving that the proposal in question impinges on management's ability to run the day to day company business. In this case, Dynex is trying to squelch legitimate shareholder concerns regarding egregious wastage of corporate assets. In order to prevent those concerns from being voiced they are enlisting the help of the S.E.C. to give them a no action letter so that they can eliminate the best forum for the shareholders to make their views known. I am asking in this letter that Division of Corporation Finance NOT lend itself to legitimizing Dynex and their counsel's plan to silence the voice of the shareholders.

Finally, I would ask that you please re-read the last page of my Feb. 12 letter. I believe it has been made clear to us over the last couple of years that oversight by interested parties (shareholders, regulatory agencies) and transparency in the financial dealings of public companies is extremely important to the U.S. economy and markets. Allowing management at public companies to run wild cannot be tolerated. I believe shareholders have the greatest financial interest to make sure that company Boards stay focused. Shareholders at Dynex should be allowed to be heard on issues affecting the financial well being of their Company. The S.E.C. should play a role as a facilitator in this objective. The S.E.C. should help to prevent the abuse of shareholders. I am asking that, at the very least, the S.E.C. and the Division of Corporation Finance not be used as an instrument to prevent the shareholders of Dynex from effectively voicing their opinion on the unnecessary loss of corporate funds through unauthorized actions of the former president. Please rescind the no action letter that Dynex was granted on April 4.

Thank you for your attention to this matter.

Sincerely,



Todd Emoff
1123 Sleeping Meadow Dr.
New Albany, Ohio 43054